UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________________________
SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*
__________________________________________
Anywhere Real Estate Inc.
(Name of Issuer)
Common Stock of $0.01 par value
(Title of Class of Securities)
75605Y106
(CUSIP NUMBER)
Christopher D. Moore
Angelo, Gordon & Co, L.P.
245 Park Avenue, 26th Floor
New York, NY 10167
Tel. No.: (212) 692-2009
COPIES TO:
Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 25, 2023
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ◻
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 75605Y106		13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,362,705
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,362,705
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,362,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%*
14	TYPE OF REPORTING PERSON* IA, PN

* Based on 110,370,251 shares of Common Stock of $0.01 par value (“Common Stock”) of Anywhere Real Estate Inc. (the “Issuer”) outstanding as of May 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 3, 2023.

CUSIP No. 75605Y106		13D

1	NAME OF REPORTING PERSONS AG GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,362,705
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,362,705
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,362,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%*
14	TYPE OF REPORTING PERSON* HC, OO

* Based on 110,370,251 shares of Common Stock of the Issuer outstanding as of May 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 3, 2023.

CUSIP No. 75605Y106		13D

1	NAME OF REPORTING PERSONS Josh Baumgarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,362,705
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,362,705
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,362,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%*
14	TYPE OF REPORTING PERSON* IN, HC

* Based on 110,370,251 shares of Common Stock of the Issuer outstanding as of May 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 3, 2023.

CUSIP No. 75605Y106		13D

1	NAME OF REPORTING PERSONS Adam Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,362,705
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,362,705
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,362,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%*
14	TYPE OF REPORTING PERSON* IN, HC

* Based on 110,370,251 shares of Common Stock of the Issuer outstanding as of May 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 3, 2023.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG GP LLC, a Delaware limited liability company (“AG GP”), (iii) Josh Baumgarten and (iv) Adam Schwartz with the Securities and Exchange Commission (the “SEC”) on November 23, 2022 (the “Schedule 13D”).

This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is supplemented as follows:
On July 25, 2023, the Issuer, Anywhere Real Estate Group LLC (formerly known as Realogy Group LLC), a Delaware limited liability company (“Anywhere”), and Anywhere Co-Issuer Corp. (formerly known as Realogy Co-Issuer Corp.), a Florida corporation (the “Anywhere Co-Issuer” and together with Anywhere, the “Anywhere Issuers”), Anywhere Intermediate Holdings LLC, a Delaware limited liability company (“Intermediate Holdings”), and the subsidiary guarantors party thereto (the “Subsidiary Guarantors”) entered into an exchange agreement (the “Exchange Agreement”) with funds and accounts managed by Angelo Gordon (collectively, the “Noteholder”), holding $273 million aggregate principal amount, or approximately 14.4%  of Anywhere’s 5.75% Senior Notes due 2029 and 5.25% Senior Notes due 2030 (collectively the “Unsecured Notes”) and approximately 8.5% of the Issuer’s common stock, par value $0.01 per share. Pursuant to the Exchange Agreement, the Noteholder agreed to exchange (the “Private Exchange”) all $273 million in aggregate principal amount of its Unsecured Notes for $218 million in aggregate principal amount of 7.000% Second Lien Senior Secured Notes due 2030 (the “New Notes”), representing $800 aggregate principal amount of New Notes for each $1,000 aggregate principal amount of the Unsecured Notes exchanged, subject to the terms and conditions thereof.
In connection with the Private Exchange, the Noteholder will receive a structuring premium of 0.75% of the aggregate principal amount of the Unsecured Notes the Noteholder exchanges for New Notes. The Exchange Agreement contains representations and warranties, covenants and closing conditions customary for transactions of this type. Additionally, the Noteholder agreed that it would not object to, or knowingly delay, impede, or take any other action to interfere with, acceptance, implementation, or consummation the Private Exchange or a contemplated exchange offer for a portion of the remaining Unsecured Notes on similar terms.

The New Second Lien Notes will be issued under an indenture, by and among the Anywhere Issuers, the Issuer, Intermediate Holdings, the Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as trustee and as collateral agent. The Private Exchange is expected to close on or about August 24, 2023.
The New Notes will be sold pursuant to the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended. The Issuer will not receive any cash proceeds from the issuance of the New Notes issued in the Private Exchange.
The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to full text of the Exchange Agreement, which is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.
Item 5.	Interest in Securities of the Issuer
Item 5(a) - (b) is amended and restated to read as follows:
(a) - (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information is based on 110,370,251 shares of Common Stock outstanding as of May 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 3, 2023.
Angelo Gordon, in its capacity as manager of the Accounts, has sole power to vote 9,362,705 shares of Common Stock and the power to dispose of 9,362,705 shares of Common Stock held in the Accounts. As the general partner of Angelo Gordon, AG GP may be deemed to have the sole power to vote 9,362,705 shares of Common Stock and the power to dispose of 9,362,705 shares of Common Stock held in the Accounts. As the co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Baumgarten may be deemed to have shared power to vote 9,362,705 shares of Common Stock and the shared power to dispose of 9,362,705 shares of Common Stock held in the Accounts. As the co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Schwartz may be deemed to have shared power to vote 9,362,705 shares of Common Stock and the shared power to dispose of 9,362,705 shares of Common Stock held in the Accounts.

(c) There have been no transactions in the shares of Common Stock during the sixty days prior to the date hereof by any of the Reporting Persons.
(d) Not Applicable.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of Schedule 13D is amended and restated as follows:
The disclosure set forth in Item 4 of this Amendment No. 1 is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Exchange Agreement, dated July 25, 2023, by and among Issuer, Anywhere, Anywhere Co-Issuer, Intermediate Holdings, and the Subsidiary Guarantors and the Noteholder (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K/A dated July 25, 2023).

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 26, 2023
ANGELO, GORDON & CO., L.P.

By:	AG GP LLC
Its General Partner

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact
AG GP LLC

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact

JOSH BAUMGARTEN

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact

ADAM SCHWARTZ

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact